February 20, 2020

Jude Bricker
Chief Executive Officer
Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, MN 55450

       Re: Sun Country Airlines Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 5, 2020
           CIK No. 0001743907

Dear Mr. Bricker:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 5, 2020

Prospectus Summary
Our Competitive Strengths, page 3

1. We note your revised disclosure regarding the management survey on page 4, and the percentage of respondents expressing a preference for Sun Country Airlines in three categories. Please revise to disclose the number of respondents in each category. For example, please disclose the number of respondents who expressed a preference between airlines and had flown on both Sun Country Airlines and Allegiant Travel Company.
 Jude Bricker
FirstName LastNameJude Bricker
Sun Country Airlines Holdings, Inc.
Comapany NameSun Country Airlines Holdings, Inc.
February 20, 2020
Page 2
February 20, 2020 Page 2
FirstName LastName
Prospectus Summary
Key Operating Statistics and Metrics, page 17

2. We note from your response to prior comment 10 that you believe that "presenting certain operating statistics and metrics for prior fiscal periods is useful additional information for investors in evaluating the development of the Company's business." In this regard, it appears that you view the financial information for the fiscal year ended December 31,
         2017 to be material to an investor's understanding. Based on this position, it is unclear why you believe it is appropriate to provide 2017 financial metrics without the relevant financial statements and selected financial data.
3. We note from your response to prior comment 14 that you believe that "presenting all operating metrics for the twelve months ended December 31, 2018 provides the most meaningful information for investors by providing a basis for comparing the metrics to other annual periods presented as well as other airlines." As such, you have continued to present CASM and CASM related non-GAAP financial measures on a combined basis.
         However, we continue to believe that it is not appropriate to merely combine financial information for predecessor and successor periods. Please submit an analysis to support your belief that the acquisition accounting adjustments did not have a material impact on
         CASM and related CASM non-GAAP financial measures in the Predecessor 2018 period.
         In the alternative, remove all instances of disclosure where you have combined financial information for predecessor and successor periods.
Risk Factors
The anticipated strategic and financial benefits of the ATSA may not be realized, page 29

4. Please disclose that Amazon may terminate the Air Transportation Services Agreement for convenience. We note such provision in Section 4 of the agreement. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Special Items, net, page 80

5. We note the Special Items, net expense for the Interim Successor 2019 period includes a charge of $7.6 million related to contractual obligations for retired technology, offset by
         $1.2 million of proceeds from the sale of unused airport slot rights. Please expand the disclosure of each of these items to further clarify their nature and why they are classified as Special Items.
Non-GAAP Financial Measures, page 81

6. We note you present a non-GAAP operating measure titled Adjusted EBITDAR that is exclusive of aircraft rent. Aircraft rent appears to be a normal, recurring, cash operating expense necessary to operate your business. Accordingly, this exclusion does not appear to comply with Question 100.01 of the updated Non-GAAP Compliance and Disclosure
 Jude Bricker
FirstName LastNameJude Bricker
Sun Country Airlines Holdings, Inc.
Comapany NameSun Country Airlines Holdings, Inc.
February 20, 2020
Page 3
February 20, 2020 Page 3
FirstName LastName
         Interpretations. Please revise your computation accordingly.
7. We note you have not specifically identified CASM ex and Adjusted CASM as non-
         GAAP financial measures even though you have reconciled CASM to CASM ex and
         Adjusted CASM on page 18. Please expand the disclosure under this heading to clearly identify these metrics as non-GAAP financial measures and provide all disclosures required by Regulation S-K, Item 10(e). Additionally, expand the tabular reconciliation to include dollar amounts, as was previously shown on page 75 in the initial submission dated December 19, 2019.
Off Balance Sheet Arrangements
Fuel Consortia, page 91

8. We note from your response to prior comment 16 that you entered into fuel consortia agreements during 2019 that are legal entities which you have determined are variable interest entities ("VIEs") under the guidance in ASC 810-10-15. We further note your conclusion that you are a nonprimary beneficiary holder of a variable interest in these
         VIEs because you are one of multiple members in the VIE and each member "has no special power or voting rights and is not able to direct the operations of the consortia."
         Expand on your response and tell us how you analyzed the applicability of ASC 810-10-
         25-38A(b) to support your conclusion that you are a nonprimary beneficiary. With a view towards enhanced disclosure, provide the footnote disclosures contemplated by ASC 810-
         10-50-2AA and ASC 810-10-50-4 as it relates to nonprimary beneficiary holders of variable interests. In the alternative, explain to us why these disclosures are not required.
Executive Compensation, page 127

9. Please provide the disclosure required by Item 402 of Regulation S-K for John Spanjers, or tell us why such disclosure is not required. In that regard, we note your prior disclosure that Mr. Spanjers served as your chief operating officer until his retirement that was effective in July 2019. Refer to Item 402(m)(2)(iii).
Director Compensation, page 138

10. Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table on page 138. Refer to
         Item 402(r)(3) of Regulation S-K.
Description of Capital Stock
Warrants, page 143

11. Please disclose the exercise period for the Amazon warrants, as well as the "Right of First
         Notice" set forth in Exhibit A to the warrant agreement.
 Jude Bricker
Sun Country Airlines Holdings, Inc.
February 20, 2020
Page 4
Notes to Condensed Consolidated Financial Statements
Note 3. Revenue, page F-40

12. As stated in ASC 606-10-50-1, the objective of the disclosure requirements in Topic 606 is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. As such, it appears the disclosure of your accounting for certain revenue types in this footnote is incomplete without referring to statements made within your Critical Accounting Policies beginning on page 91. Revise your footnote disclosure to ensure it is a complete discussion of your revenue accounting to meet the requirements of ASC 606-10-50-1.
13. We note your disclosure that "Revenue is primarily recognized when the performance obligation to the customer is satisfied, which is primarily when travel is provided." Please explain your basis for using the term "primarily" in this context.
14. Tell us how you considered accounting for access to your customer list and/or use of your brand as a separate performance obligation of the co-branded credit card arrangement.
        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                             Sincerely,
FirstName LastNameJude Bricker
                                                             Division of
Corporation Finance
Comapany NameSun Country Airlines Holdings, Inc.
                                                             Office of Energy &
Transportation
February 20, 2020 Page 4
cc:       Brian M. Janson, Esq.
FirstName LastName